Exhibit 99.1

ABN 82 010 975 612 PO Box 2403 Toowong Queensland 4066 Australia Telephone: + 61 7 3842 3333 Facsimile: + 61 7 3720 9624 www.progen-pharma.com

14 November 2008

Requisition of a General Meeting of Progen Pharmaceuticals Limited (ASX: PGL; Nasdaq: PGLA)

Further to the Company’s announcement of 10 November 2008 the Company now confirms that the deficiency has been rectified.

The Company has now received a notice requisitioning a general meeting of shareholders under section 249D of the Corporations Act from shareholders representing, in total, 5.65% of the votes that may be cast at a general meeting.

A copy of this requisition notice and the proposed resolutions is attached.

The Company will call a general meeting of shareholders within the next 21 days.

Linton Burns
Company Secretary
On behalf of the Board

Requisition of a General Meeting of Progen Pharmaceuticals Ltd
Pursuant to section 249D of the Corporations Act

To:	Progen Pharmaceuticals Limited
ACN 010 975 612
16 Benson Street
TOOWONG QLD 4066

Chi-Liang Yang, Fu-Ying Wang, Fu Mei Wang, and The Lambert Super Fund, being members of Progen Pharmaceuticals Limited ACN 010 975 612 (Company) with at least 5% of the votes that may be cast at a general meeting of the Company, hereby request pursuant to section 249D of the Corporations Act that the directors of the Company call and arrange to hold a general meeting at which the following resolutions are to be proposed:

1.	That Dr Malvin Eutick be removed as a director of the Company.

2.	That Mr Robert Williamson be removed as a director of the Company.

3.	That Mr Stephen Jun Chi Chang be removed as a director of the Company.

4.	That Mr Patrick Owen Burns be removed as a director of the Company.

5.	That Mr Justus Homburg be removed as a director of the Company.

6.	That Mr Robert William Moses be appointed as a director of the Company.

7.	That Dr Stanley Chang be appointed as a director of the Company.

8.	That Ms Alison Coutts be appointed as a director of the Company.

9.	That Dr. Woei-jia Jiang be appointed as a director of the Company